UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549
FORM 25
NOTIFICATION OF REMOVAL FROM LISTING AND/OR
REGISTRATION UNDER SECTION 12(b) OF THE
SECURITIES EXCHANGE ACT OF 1934.
Commission File Number 0000811040
First Carolina Investors, Inc.
Boston Stock Exchange
(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)
P.O. Box 1827 (29716)
9247A Founders Street, Fort Mill, SC 29708
(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)
Common
(Description of class of securities)
Please place an ☑ in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:
☐     17CFR240.l2d2-2(a)(I)
☐     17CFR240.12d2-2(a)(2)
☐     17CFR240.l2d2-2(a)(3)
☐     17CFR240.12d2-2(a)(4)
☐ Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange. (1)
☑ Pursuant to 17 CFR 240.12d2- 2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.
Pursuant to the requirements of the Securities Exchange Act of 1934, First Carolina Investors, Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

3/30/09	By:	/s/ Cynthia Raby	Assistant Secretary

Date		Name	Title
(1) Form 25 will be considered in compliance with the provisions of 17 CFR 240.I9d-1 as applicable. See General Instructions.

SEC 1654(03-06)	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

The Nasdaq Stock Market, Inc. (NASDAQ(r)) (Nasdaq:NDAQ), announced on October 2, 2007 it has entered into a definitive agreement to acquire the Boston Stock Exchange (BSE), including the holding company (BSE Group), the Boston Equities Exchange (BEX), the Boston Stock Exchange Clearing Corporation (BSECC), and BOX Regulation (BOXR). Along with these businesses, NASDAQ will acquire an SRO (Self-Regulatory Organization) license for trading both equities and options. NASDAQ’s acquisition of the BSE Group is valued at approximately $61 million.
First Carolina Investors, Inc. was listed on the BeX Market. The BSE provided us an announcement dated October 10, 2007 that effectively terminated its listing programs. First Carolina Investors, Inc. was advised that our stock would no longer be listed, quoted or traded on the BSE. The BSE advised in this announcement that the proposed acquisition by NASDAQ had no effect on the termination of the listings program at the BSE.
Currently, First Carolina Investors, Inc. is on the NASDAQ OTCBB. The OTCBB is a regulated quotation service that displays real-time quotes, last-sale prices, and volume information in over-the-counter (OTC) equity securities. An OTC equity security generally is any equity that is not listed or traded on NASDAQ or a national securities exchange. Approved by the SEC in 1997, OTCBB securities include national, regional, and foreign equity issues, warrants, units, American Depositary Receipts (ADRs), and Direct Participation Programs (DPPs).